WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

March 7, 2013

Ring Energy, Inc.

600 N. Marienfeld, Suite 800

Midland, Texas  79701

Attention Mr. Kelly Hoffman

Gentlemen:

Subject:

Review of Estimates Prepared by

Ring Energy, Inc.

of Proved Oil and Gas Reserves and Associated Net Revenue

To the Interests of Ring Energy, Inc.

Effective January 1, 2013

For Disclosure to the

Securities and Exchange Commission

Williamson Project 3.9561

Williamson Petroleum Consultants, Inc. (Williamson) has reviewed the subject reserves and economics projections prepared by Ring Energy, Inc. (Ring). Only proved reserves were reviewed. This review was authorized by Mr. Kelly Hoffman of Ring.  Ring represents that the projections of the reserves and future net revenue to the evaluated interests were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The reviewed proved properties represent a future net revenue discounted at 10.00 percent per annum (DFNR) of $103,806,020 or 100 percent of the total proved DFNR. Ring also represents that their evaluation was prepared for public disclosure in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the effective date of this report, determined as the un-weighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

Williamson Petroleum Consultants, Inc. F-81

Ring Energy, Inc.

Mr. Kelly Hoffman

March 7, 2013

A list of reviewed properties and summaries of reserves and economics provided by Ring for this review are attached. Following is a summary of the reserves and economics projections prepared by Ring effective January 1, 2013.

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	364.11	447.89	2,732.82	3,544.81
Gas, MMCF	40.75	30.25	1,639.69	1,710.69

Future Net Revenue, M$:
Undiscounted	19,221.34	29,246.92	137,911.76	186,380.02
Discounted Per Annum at 10.00 Percent	11,516.49	18,273.38	74,016.15	103,806.02

Note: Due to rounding, Total Proved may not equal PDP + PDNP + PU

The attached Definitions describe all categories of reserves.

In performing this review, Williamson conducted an evaluation of the methods, procedures, and data utilized by Ring in the preparation of the estimates of reserves and associated future net revenue and performed tests and procedures considered necessary to render the opinions set forth herein. Williamson accepted without independent verification the accuracy and completeness of information, data, and assumptions provided by Ring including and relating to, but not limited to, oil and gas production, interests, oil and gas prices, capital costs and lease operating expense. The data were presented in the company’s PHDWin database and other prepared documents and were reviewed for reasonableness. The source documents such as run statements, joint interest billings, Form PRs, et cetera were not reviewed.

Williamson reviewed production decline curves, maps, analogs, well logs and geologic mapping, and various other engineering data utilized by Ring in its forecast of oil and gas reserves. No inspection of the properties was made as this was not considered within the scope of this review. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

If, in the course of the Williamson examination, something came to our attention that brought into question the validity or sufficiency of any reviewed data provided by Ring, Williamson did not rely on that data until any questions relating thereto were resolved.

All the properties in the reviewed Ring evaluation are producing from the San Andres Formation and are located in Andrews County, Texas.

Based on our review, it is the opinion of Williamson that the estimates of the reviewed oil and gas reserves and associated future net revenues prepared by Ring effective January 1, 2013 are reasonable in the aggregate within established audit tolerances of +10 percent and were prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the updated version of “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers and approved March 2007.

It is important to note that the estimation of oil and gas reserves is an inherently uncertain process due to the limitations in the data accumulated, the technical processes used, and the experience level of the engineering, geological, and technical personnel. These reserves should be considered to be the judgments of knowledgeable and qualified professionals and technicians but could change significantly as the result of regulations and or market conditions.

Williamson Petroleum Consultants, Inc. F-81

Ring Energy, Inc.

Mr. Kelly Hoffman

March 7, 2013

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this review. No employee, officer, or director of Williamson is an employee, officer, or director of Ring. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this review.

Mr. John D. Savage is a registered professional engineer in the state of Texas and meets the requirements regarding the qualifications, independence, objectivity, and confidentiality as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers and approved March 2007.

It has been a pleasure to serve you by preparing this engineering review.  All related data will be retained in our files and are available for your review.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

John D. Savage, P.E.

Executive Vice President

JDS/trk

Attachments

Williamson Petroleum Consultants, Inc.

F-81

Williamson Petroleum Consultants, Inc. F-81